

MYERS INDUSTRIES, INC.®



ADVANCING OUR STRENGTHS


CAT



2003 ANNUAL REPORT

Table of Contents

Company Profile

Myers Industries, Inc. is an international manufacturer of polymer products for industrial, agricultural, automotive, commercial, and consumer markets. We are an international leader in reusable plastic containers and North America's leading manufacturer of plastic horticultural pots, trays, and flower planters. Other principal product lines include plastic storage and organization containers, plastic storage tanks, molded rubber OEM parts, rubber tire repair products, and custom rubber products.

The Company is also the largest wholesale distributor of tools, equipment, and supplies for the tire, wheel, and undervehicle service industry in the United States. Our distribution products range from tire balancers and alignment systems to valve caps and other consumable service supplies.

Headquartered in Akron, Ohio, Myers encompasses: 25 manufacturing facilities in North America and Europe, 40 domestic and five international distribution branches, more than 20,000 products, and more than 4,200 employees. Myers Industries' stock is traded on the New York Stock Exchange under the symbol MYE.



Advancing Our Strengths

Innovation, Market Strength, Customer Satisfaction, People, and Operational Efficiency— strengths that contribute directly to Myers Industries' success in our niche markets. We have set our priorities on advancing these strengths as imperatives for profitable growth. In the pages that follow we focus on these strengths and their importance to creating long-term value for customers, employees, and shareholders.

Dollars In Thousands (Except Per Share Data)

Operations for the Year	2003	2002	% Change
Net Sales	**$661,092**	$607,991	8.7
Income Before Taxes	**24,647**	40,361	(38.9)
Net Income	**16,326**	23,960	(31.9)
Net Income Per Common Share	**.54**	.80	(32.5)
Financial Position At Year-End			
Working Capital	**$113,758**	$83,771	35.8
Shareholders' Equity	**294,524**	255,690	15.2
Book Value Per Common Share	**9.76**	8.50	14.8
Other Data			
Dividends Paid Per Common Share	**.20**	.20	0.0
Average Common Shares Outstanding	**30,125,533**	29,971,843	0.5

NET SALES
$ Millions


661.1
608.0
608.0
01
02
03

NET INCOME
$ Millions


24.0
16.3
15.2
01
02
03

NET INCOME PER SHARE
$ Dollars


.80
.54
.51
01
02
03

2003 NET SALES
By Business Segment


DISTRIBUTION
23%
MANUFACTURING
77%

Fueled by an extensive range of products and capabilities, Myers brands enjoy strong positions in many niche markets. Whether designing a custom container for transporting electronic components, creating national branding programs for plant growers, or outfitting tire service centers, the people of Myers Industries are focused on one goal: to build exceptional value through products, performance, and service that leads to satisfied, loyal customers.

MANUFACTURING SEGMENT

We design, manufacture, and market more than 11,000 polymer products. . .

Key Products
- Reusable Plastic Material Handling Containers & Pallets
- Plastic Storage & Organization Products
- Plastic Horticultural Pots, Trays & Hanging Baskets
- Decorative Planters
- Plastic Storage Tanks
- Plastic & Metal Material Handling Carts
- Rubber OEM & Replacement Parts
- Custom Rubber Sheet Stock
- Reflective Marking Tape
- Tire Repair & Retreading Products
- Custom Rubber & Plastic Products

Manufacturing Processes
- Plastic & Rubber Injection Molding
- Rotational Molding
- Vacuum Forming
- Winding Extrusion
- Co-Extrusion Blow Molding
- Compression Molding
- Rubber Compounding, Calendering & Extrusion
- Rubber-to-Metal Bonding
- Metal Forming

Representative Markets
- Agriculture
- Automotive
- Construction
- Consumer
- Food Distribution
- General Industrial
- Healthcare
- Horticulture
- Marine / Watercraft
- Recreational Vehicle
- Tire Repair / Retread
- Truck / Transportation
- Waste Collection
- Water Control

DISTRIBUTION SEGMENT

We buy and sell nearly 10,000 tire, wheel, and undervehicle service products. . .

Key Products
- Tire Valves & Accessories
- Tire Changing & Balancing Equipment
- Lifts & Alignment Equipment
- Service Equipment & Tools
- Tire Repair / Retread Equipment & Supplies

Distribution Capabilities
- Broad Sales Coverage
- International Distribution
- On-site Service & Training
- National Accounts

Representative Markets
- Retail Tire Dealers
- Truck Tire Dealers
- Auto Dealers
- Commercial Auto & Truck Fleets
- Tire Retreaders
- General Repair Facilities
- Government Agencies

MANUFACTURING SEGMENT



*Efficiency of time, money, and effort is the benefit users gain with our **Akro-Mils™** plastic and metal products. We are a leader in storage bins and systems sold by distributors nationwide to simplify tasks such as sorting industrial parts and organizing medical supplies. Our **Akro-Mils/RB-Dura™** transport carts offer versatile solutions to move items in industrial and commercial settings. Consumer products, sold by leading retailers, offer storage and organization solutions with home, holiday, crafts, and office products.*





*Whether delivering automotive parts to assembly lines or distributing poultry to grocery stores, customers in North America and Europe rely on our **Buckhorn®** and **Allibert-Buckhorn™** reusable plastic containers and pallets to protect their products and reduce material handling costs. With these brands, Myers Industries is an international leader in reusable products that replace cardboard boxes and wood pallets to eliminate waste and improve productivity in manufacturing, distribution, and food businesses. Our offering includes hand-held totes, pallets, and a comprehensive range of bulk transport containers. Diverse engineering and manufacturing capabilities provide single-source value for design and production of custom material handling products.*



*With our **Ameri-Kart**™ brand, we are a top producer of high quality, custom rotationally-molded and vacuum-formed plastic parts for makers of recreational vehicles. Products range from storage tanks for water and waste to dashboards, interior/exterior trim, and roof storage packs. Other Ameri-Kart products include plastic waste hauling carts used in residential and commercial waste collection. We also custom-mold and fabricate products for automotive, industrial, heavy-truck, and healthcare niche markets.*



*Customers depend on Myers' **Buckhorn Rubber**™ OEM and replacement parts to deliver peak performance under harsh conditions. We are a top producer of engineered, molded rubber products including air hoses, hood latches, and other parts used on semi-trucks and farm vehicles; vibration dampening pads for construction equipment; and specialty parts for small appliances. We bond rubber to metal to develop products such as seals for water main valves and torque-absorbing bushings for truck trailer suspensions. Customers rely on our custom design, testing, and molding expertise for solutions to their unique part requirements.*







*From growers at greenhouses and nurseries to retail garden centers and mass merchandisers—Myers' **Dillen**®, **Listo**™, and **Akro-Mils Lawn & Garden**™ brands bring value to these customers with the most extensive range of plastic planters in North America. Products include grower flats and trays, hanging baskets, and indoor and outdoor decorative planters. Constant innovation fuels the value advantages for customers: new tray and container designs improve productivity at growing operations; color printing on pots helps growers brand their plants and improve retail sales; and intricate detail in textured resin planters with unique finishes capture consumers' attention and imagination.*



*In Europe, our **raaco**® brand plastic bins make quick work of arranging small parts and products in settings from manufacturing to retail to home. Service professionals easily transport repair items in our durable tool case and cabinet systems, which are available in various sizes with multiple compartments to keep everything in order. We also work closely with industrial and commercial customers to create custom storage systems and transport items unique to their applications.*

*From tire repair plugs to industrial rubber, Myers' **Patch Rubber**™ brand products deliver superior performance in many niche markets. We make the most comprehensive line of tire repair and retreading products in the U.S. for repairs to passenger, truck, and off-road tires. Our reflective, rubber-based **Advance Traffic Markings**™ tapes provide the durability and brightness that road construction crews demand to replace paint for marking highways and road repair areas. We also work to develop custom rubber materials which are then used as the base to create items for industrial, aerospace, and sports markets.*



DISTRIBUTION SEGMENT



***Myers Tire Supply**® delivers the value of one-stop-shopping for tire, wheel, and undervehicle service tools, equipment, and supplies. We buy from leading manufacturers and sell everything that professionals need to service passenger, truck, and off-road tires— from valves to impact wrenches to alignment systems. We also provide products for transmission, brake, and cooling system maintenance. With 40 branches nationwide, international affiliates, and an online e-branch, customers have quick access to products. And we deliver on-site service to help customers learn new repair techniques, become more efficient, and grow their business.*

Dear Fellow Shareholders,

Myers Industries achieved the highest revenues in its history in 2003, $661.1 million, and finished the year with fourth quarter revenues of $176.5 million, the highest of any quarter in the Company's history. The year also saw record low profit margins. That is neither an acceptable nor a sustainable state of affairs. Profitability must return to viable levels in 2004.

We believe that we are changing the downward earnings trend recorded by the Company in the last couple of years. It has become clear that consolidation among suppliers of the commodity resins we use as raw material in our molded plastic activities has created a "sellers' market," reducing choice and competition in our purchasing actions. Cost cutting alone will not serve to rectify that situation. Nor will achieving greater amortization of our overhead through increased sales and manufacturing output.

While not ceasing or neglecting our cost management and efficiency programs, we must direct our efforts to those activities, whether in goods or services, which deliver greater compensable value to the customers and markets we serve. The fourth quarter of 2003 began to show some movement in that direction, as sales and profits increased over the comparable period of the previous year. We are working to continue that trend.

Operational Achievements

In our attempts to lower costs and improve operational efficiency, we have spent time rationalizing manufacturing facilities. We have moved to push volume through our low-cost facilities, placing more complex or cost-intensive processes into those areas where they will be less disruptive. Greater emphasis has been placed along functional lines as we attempt to aggregate capabilities across processes and markets. Cross-selling through sales forces and cross manufacturing through processes have been areas of opportunity and improvement in 2003. They will begin to show, we trust, measurable results in 2004.

Early this year, we were presented with an unusual opportunity to strengthen our existing rubber processing businesses with two fine companies with leading positions in their field. At the beginning of March, we acquired, in a single transaction, ATP Automotive, Inc., comprised of Michigan Rubber Products (MRP) and WEK Industries. MRP and WEK are suppliers of OE molded rubber and plastic components and subassemblies to the automotive industry. We feel that these companies present us with opportunities to expand existing activities. We believe that the strong market positions achieved by the people of MRP and WEK will be accretive to our earnings and to our mutual futures. We shall help one another to grow.

Cash Flow, Debt Reduction, and New Financing

The Company borrowed substantial monies to pay for acquisitions in 1999 and 2000. Since then, debt reduction was made a priority to strengthen our balance sheet once again. From its peak in October 2000 of $312.0 million, we reduced debt by $96.5 million to $215.5 million at the close of 2003. Most of that payback, $84.8 million, occurred over the last three years, with $17.4 million repaid last year. Debt as a percentage of total capitalization was 42 percent at December 31, 2003, compared to 48 percent at the end of 2002.

The cash flow to allow us to maintain debt reduction in a year of declining profitability came in part from reducing capital expenditures by almost 30 percent, from $28.3 million in 2002 to $20.0 million last year. No unnecessary investments were made, but no necessary ones were forgone. All manageable operating expenses were held to minimal growth in the face of increased unit volume output.

In December, we issued $100 million of senior unsecured notes in a private transaction with a limited number of institutional lenders. The total loan was comprised of $65 million of notes with a maturity date of December 12, 2010 at a fixed interest rate of 6.08 percent, and $35 million of notes with a maturity date of December 12, 2013 at a fixed interest rate of 6.81 percent. Proceeds from the issuance of the Notes were used to pay down the Company's existing term loan and revolving credit facility borrowings outstanding at the time.

In February 2004, we closed on a new $225 million senior unsecured revolving credit facility with 10 lending banks. Borrowings under the Credit Facility were used to refinance the Company's existing Multi-Currency Loan Agreement and fund the acquisition of Michigan Rubber Products and WEK Industries.

These new financing instruments strengthen our balance sheet, allow us to fulfill our capital requirements going forward, expand our sources of credit, and give us a good balance of floating and fixed interest rates for the next half dozen years. Both the Notes placement and new Credit Facility were oversubscribed. We believe this speaks highly of the confidence the investors and banks place in the Company's growth plans.

Return to Shareholders

Although the annual amount of cash dividends paid in 2003 was greater than that paid in 2002, as has been the case in every year since the Company's initial offering of stock to the public, it marked the first time in many years that an increase in the quarterly dividend paid was not authorized by the board of directors. On the other hand, it



Stephen E. Myers
Chairman and Chief Executive Officer

was neither decreased nor cut altogether. Myers Industries has always returned some cash to its investors, and we believe that paying a dividend is important and prudent.

Corporate Governance

Our efforts to improve our business and financial performance in a difficult environment have not been helped by the several bodies of regulations promulgated by the stock exchanges and regulatory authorities in their efforts to make sense of the dysfunctional "corporate governance" legislation hastily written and passed by Congress as the Sarbanes-Oxley Act of 2002. It has cost us, the shareholders, great amounts of money spent on unproductive activities to adopt required compliance behaviors in 2003. It will cost us more in 2004. That cost will be in the form of cash paid to outside accountants, consultants, and insurance companies. It has and will also be in the form of thousands of hours of employee and management time diverted from productive activities to perform the mandated tasks necessary to comply with the law.

Myers Industries has always regarded clarity, accuracy, timeliness, and relevance in financial reporting to be a high priority. We shall continue to adhere to those principles.

Lastly, in 2003, the Company added the position of president to John Orr's duties as chief operating officer. The position recognizes the needs of a larger and more complex organization going forward. The placement of John in that position acknowledges the exceptional talent and work ethic of which he is possessed.

In closing we wish to thank, again, the more than 4,200 employees worldwide for their efforts on behalf of the Company, and also thank our customers, suppliers, and shareholders for their continued confidence and support.

Respectfully submitted,



Stephen E. Myers
Chairman and
Chief Executive Officer

March 5, 2004

Innovation in products, services, and capabilities is key to growth— and one of the most basic strengths of Myers Industries. We continually discover and deliver solutions customers need to stay competitive, from unique textured planters to a completely out-of-the-box development such as structural plastic wood. Innovation in niche products broadens our diverse offering, utilizes the strength of our flexible manufacturing and distribution capabilities, and builds multiple growth platforms.

The real payoff to innovation is value creation— how well our ideas and services improve customers' businesses and open doors of opportunity in niche markets. Whether it's new products for existing customers or unique applications in new markets and geographies, continuous innovation that delivers a solution to a customer challenge or changing market need is key to advancing our market strength.



Armored Wood
EverKote™ by Buckhorn is a new structural wood product that replaces treated wood posts. Manufactured using a process we developed that molds heavy-duty plastic onto an engineered wood core, EverKote's smooth surface will not splinter; it resists the elements and is more durable than extruded "plastic wood." EverKote is a revolutionary alternative to improve the performance, safety, and appearance of playsets, fences, decks, and more.



Distinguished Plant Displays
Constant design innovation fuels success for our decorative planters, such as the sculptured rings and accents of contrasting color that distinguish the Listo Sedona series. Crafted in fashionable colors, including metallics, a unique finishing process is used to develop planters that are first-to-market for retailers and add elegance to any consumer décor.



Standing up to Tomato Paste
Developed for the transport and storage needs of the tomato paste industry, the new Citadel™ bulk reusable container provides efficient, safe handling of sauces, processed food products, and other items. Holding up to 3,000 lbs. or 300 gallons, the value to the customer lies in engineered durability for superior product protection, elimination of waste from wooden crates, and lower material handling costs.

The industry-leading designer and manufacturer of reusable plastic containers and pallets– reducing material handling costs and eliminating waste for customers in markets across the world. North America's leader in plastic flowerpots and trays for professional growers— making their operations more efficient and improving their sales. A top provider of molded rubber parts— delivering engineered solutions to manufacturers of semi-trucks and construction equipment that improve their products' performance. The largest distributor of tools, equipment, and supplies for tire and undervehicle service— adding value for customers through rapid product availability and on-site service.

These are just some of the leadership positions established by our brands in their niche markets. We are focused on growing market strength through product selection, consistent quality, and a passionate commitment to customer satisfaction.



Twice the Efficiency and Protection
Bi-color reusable containers, unique in the industry from our Allibert-Buckhorn and Buckhorn brands, provide a distinct visual reference for quick stacking of loaded containers (same color) and nesting empty ones (opposite colors). Combined with custom interior dividers, the high-strength totes become a custom packaging solution to protect customers' delicate components in transport.


Garden
Gems

Graphic Sales Growth
2003 was the year that growers of all sizes recognized that branding their plant material and names was an increasingly important component to driving up sales. Our Dillen brand leads the industry with the services and technology growers rely on to create effective merchandising programs— from custom graphic designs to multi-color offset printing and labeling of their pots.


ROTARY LIFT

Getting a Lift in Tire Markets
With Myers Tire Supply, service professionals are assured of reliable, one-stop-shopping for their tire repair supply and equipment needs. In 2003, Myers strengthened its market position outside of the tire dealer market by making inroads as an "authorized distributor" to the growing auto dealer service market.

CUSTOMER SATISFACTION

Create solutions and deliver exceptional service that improves customer productivity and profitability—that's the key to customer satisfaction, which leads to mutually beneficial value and a strong foundation for growth.

Commitment to customers is apparent across all of our brands, such as assigning on-site engineers to solve a customer's material handling challenge, or integrating a new molding process for finished components that reduce assembly costs. Beyond the "solution" itself, serving highly satisfied customers is a function of the consistent quality and on-time delivery derived from the ISO and QS programs at our facilities—and evidenced by the quality certification awards our brands receive each year.

In everything we do, the goal is to build long-term relationships. That process starts with our people, who are wholly dedicated to improving the customer's business.



Big Storage Solutions
Our new super-size AkroBins® and Stak-N-Store Bins complement our full range of small item storage bins, cabinets, and systems sourced through the top industrial distributors across North America. The new bins are an efficient way to organize bulk items and provide end-users with more flexible storage solutions.



Baking-in Savings for Automotive
When a leading automotive supplier transformed to lean manufacturing, they relied on Buckhorn for solutions to replace costly corrugated boxes with cost-saving reusable containers. Implementing a new system of colored totes, including bakery trays with custom-fit dividers to protect painted parts, the customer achieved major gains in productivity and part quality while eliminating more than 90 percent of corrugated waste.


CAT

Trimming Assembly Time
We strengthened our Buckhorn Rubber brand's presence in the heavy-truck market last year through use of a new molding process for replacement air intake hoses. Creating finished hose components helped customers to improve their efficiency and lower costs by eliminating an assembly operation at their plants.

Applying our expertise for creating RV components to configure fuel tanks that fit the performance demands of the watercraft market. Training a tire dealer's service staff in the newest methods to repair high performance tires. Implementing new workflows in our own manufacturing facilities to improve operations and quality. These are some of the functions our people perform to earn customers' trust and satisfaction.

From product development to the manufacturing floor, distribution branch manager to shipping clerk, each of our associates is a valuable resource to deliver the products and performance that meet our customers' needs— and often exceed their expectations. We seek the best people and emphasize continuous development of their skills, so they are constantly anticipating change and adapting quickly in dynamic markets. The bottom line: serve customers with greater value and achieve greater efficiency in our operations.


master
DANGER

Constant Training
In the ever-changing world of tires, customers of Myers Tire Supply rely on us not only for the service items, but also for critical information on performing efficient, safe repairs. No one gets closer to the customer, and that bond is formed by our commitment to maintaining a well-trained sales force— an advantage in an industry that values personal service.


Quality
FREIGHTLINER
CERTIFIED SUPPLIER
Presented to
Buckhorn Rubber Products Inc.
Hannibal, Missouri
Companies doing things right together

Quality Means Teamwork
In 2003, many of Myers Industries' brands were awarded top supplier and quality awards from major companies that are among the world's best-known brands. Quality, whether in delivery or the final product, takes dedication at every level to achieve success. Our people are proud of the satisfaction they bring to customers through teamwork and implementing best practices throughout our operations.



Precision Counts
Designing a new fuel tank for a recreational vehicle or watercraft requires absolute precision to ensure perfect fit and safety. Last year, product development specialists with our Ameri-Kart brand worked to adapt our product strengths for RV's to expand in the marine market with water tanks, fuel tanks, and trim components.

OPERATIONAL EFFICIENCY

Complementary acquisitions— 13 since 1987— have been a major factor in expanding our business. They added new products and manufacturing processes, strengthened our market positions, and moved Myers Industries into new geographies. Recently we have worked to capitalize on the many efficiency and cost control opportunities our growing enterprise has afforded.

In 2003, we emphasized production at our most efficient, low cost facilities with high-speed machinery, multi-cavity molds, and 24 / 7 schedules to create leaner operations. We consolidated raw material purchasing for plastic resins to achieve the best volume-pricing in the volatile resin processing environment. In addition, we stepped up cross-marketing of complementary products across our business to improve market penetration and reduce selling costs.

Combined with tight spending controls at all levels, we believe our continuous improvement and efficiency gains will drive higher value for customers, employees, and shareholders.





One-Stop Shop Savings

With vendor consolidation a growing trend, we increased cross-selling initiatives with complementary product lines to help customers lower their cost of procurement. For example, industrial manufacturers can source our complete range of Buckhorn material handling containers for their shipping operations, and have convenient access to our Ameri-Kart in-plant waste hauling carts.

Automation Boosts Performance

Many of our manufacturing facilities employ the latest computerized manufacturing controls and automated handling systems, which help to reduce manufacturing costs, improve quality, and speed the process from order to delivery.









New Manufacturing Solutions

Myers utilizes its metal forming process to create not only a broad line of Akro-Mils/RB Dura transport carts used in many markets, but also to fabricate custom metal components for our other products— or customers' products. In 2003, we introduced powder coat finishing to the operation. Powder coating replaces standard painting to give a more durable finish to metal parts and is available in a range of colors and textures to meet specific needs.

We are pleased to welcome **Michigan Rubber Products** and **WEK Industries** to Myers Industries. Their products, processes, and customers are a natural fit with our existing capabilities for engineered rubber and plastic products. MRP and WEK, formerly ATP Automotive, Inc. companies, set the industry standard in their niches with a focus on value-added systems and solutions, broad capabilities, and a diversified product mix on vehicle and engine platforms. We are enthusiastic about the opportunities to grow customer relationships and expand market access through this joining of our companies.

Michigan Rubber Products, Inc. (MRP) is a leader in the design and manufacture of rubber components, systems, and assemblies for automotive applications.



FAST FACTS

- 2 Adjacent Manufacturing Facilities in Cadillac, Michigan
- More than 350 Employees
- Broad Product Portfolio— More than 400 Products
  - > Engine Air Induction Hoses & Assemblies
  - > Noise Vibration Dampers
  - > Tubing Components
  - > Static Seals & Gaskets
- Diverse Manufacturing Processes:
  - > Rubber Injection, Compression & Transfer Molding
  - > Rubber-to-Metal Bonding
  - > Rubber Extrusion
  - > Assembly & Finishing Operations
- Customers: OEM Automotive, Tier 1 Sole Source Supplier
- Products on more than 70 Popular Vehicle Platforms
- QS 9000 and ISO 9001 Certified
- Best-in-Class Design & Engineering

WEK Industries, Inc. (WEK) is a premier provider of engineered plastic blow molded components for automotive, motorcycle, and all-terrain vehicles.



FAST FACTS

- Manufacturing & Sales Facility in Jefferson, Ohio
- More than 150 Employees
- Broad Product Portfolio
  - > HVAC Ducts & Systems
  - > Air Induction Components
  - > Reserve (Fluid) Tanks
  - > Toolboxes
- Specialized Manufacturing Operations
  - > Blow Molding
  - > Assembly & Finishing Operations
- Customers: OEM Automotive, Tier 1 Suppliers; ATV & Motorcycle Applications
- Products on a Wide Variety of Vehicle Platforms
- Sole-source Provider Status on Many Platforms
- QS 9000 Certified
- On-site Guest Engineering with Customers

Strengths of MRP & WEK

- Focus on Value-Added Systems
- Diverse Product Portfolios
- Leaders in Niche-Product Innovation
- Recognized Superior Quality
- Strong, Long-Term Customer Relationships
- Sole-Source Suppliers to Diverse & Popular Vehicle Platforms

Strategic Value to Myers Industries...

- > Highly Compatible Design & Engineering Resources
- > Similar Customer Relationships
- > Complementary Products
- > Flexible Manufacturing Synergies
- > Rubber Products Offset Exposure to Volatile Resin Pricing
- > Opportunities to Sell Value-based Solutions Across Product Lines

Summarized Quarterly Results of Operations

(Unaudited) Thousands of Dollars, Except Per Share Data

2003

Quarter Ended	**March 31**	**June 30**	**Sept. 30**	**Dec. 31**	**Total**
Net sales	**$163,221**	**$168,964**	**$152,400**	**$176,507**	**$661,092**
Gross profit	**53,843**	**49,724**	**44,160**	**52,561**	**200,288**
Net income	**7,192**	**3,276**	**1,507**	**4,351**	**16,326**
Per share	**.24**	**.11**	**.05**	**.14**	**.54**

2002

Quarter Ended	March 31	June 30	Sept. 30	Dec. 31	Total
Net sales	$148,939	$153,095	$146,626	$159,331	$607,991
Gross profit	54,499	51,730	44,395	50,794	201,418
Net income	10,046	6,802	3,068	4,044	23,960
Per share	.34	.23	.10	.13	.80

Common Stock Market Prices and Dividends

The Company's Common Stock is traded on the New York Stock Exchange (ticker symbol MYE). The approximate number of record holders at December 31, 2003 was 2,045. High and low stock prices and dividends for the last two years were:

2003

Quarter Ended	**Sales Price**		**Dividends Paid**
	High	**Low**	
March 31	**11.43**	**8.80**	**.05**
June 30	**11.16**	**9.20**	**.05**
September 30	**11.67**	**9.35**	**.05**
December 31	**13.30**	**10.02**	**.05**

2002

Quarter Ended	Sales Price		Dividends Paid
	High	Low	
March 31	11.64	9.20	.05
June 30	14.48	11.22	.05
September 30	14.20	10.21	.05
December 31	13.70	10.02	.05


DIVIDENDS
PER SHARE
$ Dollars
.18
.20
.20
01
02
03


BOOK VALUE
PER SHARE
$ Dollars
7.30
8.50
9.76
01
02
03

Results Of Operations

2003

For the year ended December 31, 2003, net sales of $661.1 million were up 9 percent from the $608.0 million reported in 2002. Despite the increased sales, 2003 net income of $16.3 million declined 32 percent from $24 million in the prior year as higher raw material costs and significant competitive pricing pressures combined to reduce profitability. Favorable foreign currency translations, primarily from a strong euro, increased sales for the year by $28.3 million and net income by approximately $800,000 or $.03 per share.

On a segment basis, sales in the distribution segment increased $4.3 million or 3 percent, reflecting higher unit volumes for both supplies and capital equipment. In the manufacturing segment, sales for 2003 increased $48.7 million or 10 percent compared with the prior year. Favorable foreign currency translation accounted for approximately 56 percent of the sales increase with the remaining improvement the result of higher unit sales, particularly in automotive, industrial, horticultural and heavy truck markets.

Gross profit, expressed as a percentage of sales, was reduced to 30.3 percent for the year ended December 31, 2003, compared with 33.1 percent in the prior year. The decline in margin was related to the manufacturing segment as raw material costs, primarily plastic resins, were significantly higher as compared to 2002 and competitive pressures resulted in slightly lower average selling prices. During the course of 2003, raw material costs were higher for virtually all of the plastic resins used by the Company's manufacturing businesses and were, on average, 36 percent higher on high density polyethylene, the type of resin most widely used.

Total operating expenses increased $16.3 million or 11 percent for the year ended December 31, 2003 compared with the prior year. Approximately $9.8 million or 60 percent of this increase was due to the impact of foreign currency translation for costs incurred in foreign business units. Other increases in operating expenses were for selling expenses related to higher unit volume sales and bad debts, principally arising from export sales in the distribution segment. The Company also experienced an increase in information systems and software costs. Expressed as a percentage of sales, operating expenses increased slightly to 25.0 percent in 2003 compared to 24.5 percent in the prior year.

Net interest expense for 2003 decreased $1.7 million or 15 percent compared with the previous year. This reduction was primarily the result of lower average borrowing levels as the Company repaid $17.4 million of debt during the year.

Income taxes as a percent of income before taxes was reduced to 33.8 percent in 2003 compared to 40.6 percent in 2002. This reduction in the Company's effective tax rate is primarily the result of foreign tax rate differences, including the realization of approximately $600,000 in foreign net operating loss carryforwards previously reserved.

2002

Net sales of $608.0 million for the year ended December 31, 2002 were virtually unchanged from the prior year. Despite the flat sales, net income for 2002 of $24.0 million or $.80 per share increased 58 percent from the net income of $15.2 million or $.51 per share reported in 2001, as a result of the cessation of goodwill amortization and significantly lower interest expense.

On a segment basis, sales in the distribution segment increased $3.1 million or 2 percent as sales of capital equipment picked up following several years of weak demand. In the manufacturing segment, sales declined $1.7 million or less than one percent, however, excluding the favorable translation effect of foreign currencies, primarily from a stronger euro, sales in the manufacturing segment would have been down 2 percent for the year. Weak demand in most of the Company's markets combined with competitive pressures on pricing, particularly for horticultural containers and consumer products, led to the decline.

Gross profit, expressed as a percentage of sales, declined slightly to 33.1 percent for the year ended December 31, 2002, compared with 33.7 percent in the prior year. In the distribution segment, margins increased slightly based on continuing favorable sales mix of higher margin supplies. In the manufacturing segment, margins declined as a result of lower selling prices and an increase of unabsorbed fixed manufacturing costs due to lower production levels. Raw material costs, primarily for plastic resins, were lower than prior year costs through the first half of 2002 but increased throughout the year and were unfavorable in the third and fourth quarters.

Total operating expenses decreased $9.8 million or 6 percent to $149.2 million. Expressed as a percentage of sales, operating expenses were reduced to 24.5 percent in 2002 compared to 26.1 percent in 2001. The reduction in current year operating expenses was primarily due to the elimination of goodwill amortization which totaled $9.2 million in 2001. Other reductions in general and administrative expenses resulting from cost containment efforts were largely offset by significantly higher costs for medical, property, casualty and other insurance.

Net interest expense of $11.8 million for 2002 was down $6.9 million or 37 percent from the prior year. This decrease was primarily the result of lower interest rates, however, the Company also received the benefit of lower average borrowing levels by repaying $35.8 million of debt during the year.

Income taxes as a percentage of pretax income was 40.6 percent compared with 44.2 percent in the prior year. The lower effective tax rate reflects the elimination of the impact which non-deductible goodwill amortization had in prior years. In addition, the Company experienced a more favorable foreign tax rate difference in 2002 compared to the prior year.

Financial Condition

Liquidity and Capital Resources

In 2003, the Company generated cash from operating activities of $51.1 million. During the year ended December 31, 2003, investments in property, plant and equipment totaled $20.0 million and total debt was reduced by $17.4 million. Debt as a percentage of total capitalization was reduced to 42 percent at December 31, 2003, compared to 48 percent at the end of 2002.

In December 2003, the Company issued $100 million of senior unsecured notes consisting of $65 million of 6.08 percent notes with a 7 year maturity and $35 million of 6.81 percent notes with a 10 year maturity. Proceeds from the senior notes were used to repay outstanding bank debt under the Company's existing term loan and revolving credit facility. The issuance of the senior notes resulted in an increase in the Company's current overall interest rate; however, it provides long-term financing at relatively favorable fixed rates.

On February 27, 2004, the Company entered into a new five year, $225 million unsecured revolving credit facility (the Credit Facility). Borrowings under the new Credit Facility were used to refinance the Company's existing bank debt of approximately $98.9 million and fund the acquisition of ATP Automotive, Inc. for approximately $60 million (see Subsequent Event and Long-Term Debt and Credit Agreements footnotes).

During the next five years management anticipates on-going capital expenditures in the range of $25 to $30 million annually. Cash flows from operations and funds available under the new Credit Facility will provide the Company's primary source of future financing. Management believes that it has sufficient financial resources available to meet anticipated business requirements in the foreseeable future including capital expenditures, dividends, working capital and debt service.

The following summarizes the Company's future cash outflows for the next five years, adjusted to reflect payments under the new Credit Facility, resulting from financial contracts and commitments:

(Dollars in thousands)

	2004	2005	2006	2007	2008	Total
Long-term Debt	$4,452	$2,200	$962	$932	$894	$9,440
Operating Leases	9,491	8,472	6,616	5,349	4,974	34,902
Total	$13,943	$10,672	$7,578	$6,281	$5,868	$44,342

Market Risk and Derivative Financial Instruments

The Company has financing arrangements that require interest payments based on floating interest rates. As such, the Company's financial results are subject to changes in the market rate of interest. Our objective in managing the exposure to interest rate changes is to limit the volatility and impact of rate changes on earnings while maintaining the lowest overall borrowing cost. At present, the Company has not entered into any interest rate swaps or other derivative instruments to fix the interest rate on any portion of its financing arrangements with floating rates. Accordingly, based on current debt levels at December 31, 2003, if market interest rates increase one percent, the Company's interest expense would increase approximately $1,000,000.

Some of the Company's subsidiaries operate in foreign countries and, as such, their financial results are subject to the variability that arises from exchange rate movements. The Company believes that foreign currency exchange rate fluctuations do not represent a significant market risk due to the nature of the foreign countries in which we operate, primarily Canada and Western Europe, as well as the size of those operations relative to the total Company.

The Company uses certain commodities, primarily plastic resins, in its manufacturing processes. As such, the cost of operations is subject to fluctuation as the market for these commodities changes. The Company monitors this risk but currently has no derivative contracts to hedge this risk; however, the Company also has no significant purchase obligations to purchase fixed quantities of such commodities in future periods.

Critical Accounting Policies

Our discussion and analysis of the Company's financial condition and results of operations are based on the accompanying consolidated financial statements, which are prepared in accordance with accounting principles generally accepted in the United States of America. As indicated in the Summary of Significant Accounting Policies included in the footnotes to the consolidated financial statements, the amounts of assets, liabilities, revenue and expenses reported are affected by estimates and judgements that are necessary to comply with generally accepted accounting principles. We base our estimates on prior experience and other assumptions that we consider reasonable to our circumstances. While estimates and judgements are applied in arriving at reported amounts such as pension benefits and provisions for self-insured risks, we believe the following matters may involve a high degree of judgement and complexity.

Revenue Recognition – The Company recognizes revenues from the sale of products, net of actual and estimated returns, at the point of passage of title, which is generally at the time of shipment.

Bad Debts – The Company evaluates the collectibility of accounts receivable based on a combination of factors. In

Critical Accounting Policies (cont.)

circumstances where the Company is aware of a specific customer's inability to meet its financial obligations, a specific allowance for doubtful accounts is recorded against amounts due to reduce the net recognized receivable to the amount the Company reasonably believes will be collected. Additionally, the Company reviews historical trends for collectibility in determining an estimate for its allowance for doubtful accounts. If economic circumstances change substantially, estimates of the recoverability of amounts due the Company could be reduced by a material amount.

Inventory – Inventories are valued at the lower of cost or market. Cost is determined by the last-in, first-out (LIFO) method for approximately 34 percent of the Company's inventories and the first-in, first-out (FIFO) method for all other inventories. Where appropriate, standard cost systems are utilized for purposes of determining cost; the standards are adjusted as necessary to ensure they approximate actual costs. Estimates of lower of cost or market value of inventory are determined based upon current economic conditions, historical sales quantities and patterns and, in some cases, the specific risk of loss on specifically identified inventories.

Goodwill – As a result of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," recorded goodwill is subjected to annual impairment testing. Goodwill impairment testing requires, in part, that we estimate the fair value of our business units which, in turn, requires that we make judgements concerning future cash flows and appropriate discount rates for those businesses. Our estimate of the fair value of these business units and the related goodwill could change over time based on a variety of factors, including the actual operating performance of the underlying businesses or the impact of future events on the cost of capital and the related discount rates used.

Contingencies – In the ordinary course of business, we are involved in various legal proceedings and contingencies. We have recorded liabilities for these matters in accordance with Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies" (SFAS 5). SFAS 5 requires a liability to be recorded based on our estimate of the probable cost of the resolution of a contingency. The actual resolution of these contingencies may differ from our estimates. If a contingency were settled for an amount greater than our estimates, a future charge to income would result. Likewise, if a contingency were settled for an amount that is less than our estimate, a future credit to income would result.

Income Taxes – Deferred income taxes are provided to recognize the effect of temporary differences between financial and tax reporting. Deferred income taxes are not provided for undistributed earnings of foreign consolidated subsidiaries as it is our intention to reinvest such earnings for an indefinite period of time. The Company has significant operations outside the United States and in jurisdictions with statutory tax rates both higher and lower than in the United States. As a result, significant tax and treasury planning and analysis of future operations are necessary to determine the proper amounts of tax assets, liabilities and expense to be recognized.

The Company has reserved the deferred tax benefit of certain tax loss carryforwards in foreign countries that, if realized, would reduce future income tax expense by approximately $6,504,000. Of this amount, $2,451,000 expires in various years from 2004 through 2008, and $4,053,00 has no expiration date. The Company also has U.S. foreign tax credit carryforwards of approximately $800,000 expiring in 2004.

Statements of Consolidated Income

Myers Industries, Inc. and Subsidiaries

For The Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001
Net sales	**$661,091,504**	$607,991,158	$607,950,431
Cost of sales	**460,803,695**	406,572,783	403,011,346
Gross profit	**200,287,809**	201,418,375	204,939,085
Operating expenses			
Selling	**98,536,272**	88,407,389	88,020,857
General and administrative	**67,030,583**	60,840,409	70,979,067
	165,566,855	149,247,798	158,999,924
Operating income	**34,720,954**	52,170,577	45,939,161
Interest			
Income	**(366,324)**	(461,038)	(695,140)
Expense	**10,440,762**	12,270,787	19,394,282
	10,074,438	11,809,749	18,699,142
Income before income taxes	**24,646,516**	40,360,828	27,240,019
Income taxes	**8,321,000**	16,401,000	12,049,000
Net income	**$16,325,516**	$23,959,828	$15,191,019
Net income per share	**$.54**	$.80	$.51
Weighted average shares outstanding	**30,125,533**	29,971,843	29,752,373

The accompanying notes are an integral part of these statements.

Statements of Consolidated Financial Position

Myers Industries, Inc. and Subsidiaries

As of December 31, 2003 and 2002

Assets

	2003	2002
Current Assets		
Cash	**$5,666,997**	$1,702,334
Accounts receivable – less allowances		
of $4,245,000 and $4,507,000, respectively	**114,038,680**	111,207,172
Inventories		
Finished and in-process products	**61,240,225**	66,819,085
Raw materials and supplies	**22,613,029**	16,280,910
	83,853,254	83,099,995
Prepaid expenses	**4,374,210**	5,130,856
Total Current Assets	**207,933,141**	201,140,357
Other Assets		
Goodwill	**224,298,302**	204,465,504
Patents and other intangible assets, net	**2,321,584**	2,422,772
Other	**3,229,351**	3,658,670
	229,849,237	210,546,946
Property, Plant and Equipment, at Cost		
Land	**8,461,003**	7,878,664
Buildings and leasehold improvements	**80,588,395**	77,061,850
Machinery and equipment	**352,995,191**	318,617,656
	442,044,589	403,558,170
Less allowances for depreciation and amortization	**258,200,161**	212,763,143
	183,844,428	190,795,027
	$621,626,806	$602,482,330

Liabilities and Shareholders' Equity

	2003	2002
Current Liabilities		
Accounts payable	**$39,731,250**	$49,970,910
Accrued expenses		
Employee compensation and related items	**30,975,836**	29,843,708
Taxes, other than income taxes	**2,874,171**	3,260,304
Accrued interest	**608,575**	754,668
Other	**15,533,529**	12,849,101
Current portion of long-term debt	**4,452,137**	20,690,265
Total Current Liabilities	**94,175,498**	117,368,956
Long-term Debt, less current portion	**211,002,691**	212,222,615
Deferred Income Taxes	**21,924,269**	17,201,131
Shareholders' Equity		
Serial Preferred Shares (authorized 1,000,000 shares)	**--**	--
Common Shares, without par value		
(authorized 60,000,000 shares; outstanding 30,183,256		
and 30,071,736 shares, respectively)	**18,369,240**	18,301,212
Additional paid-in capital	**217,019,810**	216,077,838
Accumulated other comprehensive income (loss)	**10,934,860**	(16,590,693)
Retained income	**48,200,438**	37,901,271
	294,524,348	255,689,628
	$621,626,806	$602,482,330

The accompanying notes are an integral part of these statements.

Statements of Consolidated Shareholders' Equity
and Comprehensive Income

Myers Industries, Inc. and Subsidiaries

For The Years Ended December 31, 2003, 2002 and 2001

	Common Shares		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Income	Comprehensive Income
	Number	Amount				
Balance at January 1, 2001	21,590,012	$13,234,830	$189,779,843	($27,149,716)	$38,037,751	--
Additions						
Net income	--	--	--	--	15,191,019	15,191,019
Sales under option plans	46,404	26,707	331,899	--	--	--
Employees stock purchase plan	35,204	21,474	410,218	--	--	--
Dividend reinvestment plan	11,830	8,840	365,917	--	--	--
Deductions						
Dividends – $.18 per share	--	--	--	--	(5,454,868)	--
10% stock dividend	2,164,244	1,211,977	26,706,771	--	(27,934,414)	--
Foreign currency translation adjustment	--	--	--	(7,262,039)	--	(7,262,039)
Balance at December 31, 2001	23,847,694	$14,503,828	$217,594,648	($34,411,755)	$19,839,488	$7,928,980
Additions						
Net income	--	--	--	--	23,959,828	23,959,828
Sales under option plans	166,837	102,297	1,562,041	--	--	--
Employees stock purchase plan	30,035	18,321	359,833	--	--	--
Dividend reinvestment plan	16,415	10,015	228,067	--	--	--
Foreign currency translation adjustment	--	--	--	19,404,517	--	19,404,517
Deductions						
Dividends – $.20 per share	--	--	--	--	(5,878,169)	--
Five-for-four stock split	6,010,755	3,666,751	(3,666,751)	--	(19,876)	--
FAS 87 additional pension liability	--	--	--	(1,583,455)	--	(1,583,455)
Balance at December 31, 2002	30,071,736	$18,301,212	$216,077,838	($16,590,693)	$37,901,271	$41,780,890
Additions						
Net income	--	--	--	--	**16,325,516**	**16,325,516**
Sales under option plans	**43,747**	**26,687**	**358,862**	--	--	--
Employees stock purchase plan	**53,264**	**32,490**	**441,917**	--	--	--
Dividend reinvestment plan	**14,509**	**8,851**	**141,193**	--	--	--
Foreign currency translation adjustment	--	--	--	**27,413,845**	--	**27,413,845**
FAS 87 additional pension liability	--	--	--	**111,708**	--	**111,708**
Deductions						
Dividends – $.20 per share	--	--	--	--	**(6,026,349)**	--
Balance at December 31, 2003	**30,183,256**	**$18,369,240**	**$217,019,810**	**$10,934,860**	**$48,200,438**	**$43,851,069**

The accompanying notes are an integral part of these statements.

Statements of Consolidated Cash Flows

Myers Industries, Inc. and Subsidiaries

For The Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001
Cash Flows From Operating Activities			
Net income	**$16,325,516**	$23,959,828	$15,191,019
Items not affecting use of cash			
Depreciation	**34,777,734**	34,550,402	33,361,480
Amortization of goodwill	**--**	--	9,223,542
Amortization of other intangibles	**1,777,258**	1,163,688	1,320,197
Deferred income taxes	**4,415,099**	4,526,372	1,632,285
Cash flow provided by (used for) working capital			
Accounts receivable	**4,855,862**	553,688	18,608,281
Inventories	**2,975,650**	741,868	6,359,412
Prepaid expenses	**908,618**	(1,481,808)	(1,220,662)
Accounts payable and accrued expenses	**(14,901,650)**	1,491,683	(7,674,145)
Net cash provided by operating activities	**51,134,087**	65,505,721	76,801,409
Cash Flows From Investing Activities			
Acquisition of businesses, net of cash acquired	**(776,058)**	(2,819,901)	(7,480,000)
Additions to property, plant and equipment, net	**(20,009,908)**	(28,389,133)	(25,182,509)
Other	**439,237**	(298,226)	(1,807,899)
Net cash used for investing activities	**(20,346,729)**	(31,507,260)	(34,470,408)
Cash Flows From Financing Activities			
Long-term debt proceeds	**100,000,000**	--	--
Repayment of long-term debt	**(41,500,000)**	(12,000,000)	(12,000,000)
Net borrowings (repayments) on credit facility	**(79,264,114)**	(23,773,496)	(21,144,207)
Deferred financing costs	**(1,042,232)**	--	--
Cash dividends paid	**(6,026,349)**	(5,878,169)	(5,454,868)
Proceeds from issuance of common stock	**1,010,000**	2,280,574	1,165,055
Net cash used for financing activities	**(26,822,695)**	(39,371,091)	(37,434,020)
Increase (Decrease) In Cash	**3,964,663**	(5,372,630)	4,896,981
Cash at January 1	**1,702,334**	7,074,964	2,177,983
Cash at December 31	**$5,666,997**	$1,702,334	$7,074,964
Supplemental Disclosures of Cash			
Flow Information			
Cash paid during the year for			
Interest	**$9,555,766**	$12,023,900	$19,715,515
Income taxes	**4,809,142**	11,617,883	11,478,129

The accompanying notes are an integral part of these statements.

Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of Myers Industries, Inc. and all wholly owned subsidiaries (Company). Significant intercompany accounts and transactions have been eliminated in consolidation. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures at the date of the financial statements and the reported amount of revenues and expenses during the reported period. Actual results could differ from those estimates.

Subsequent Event

On March 10, 2004, the Company completed the acquisition of the shares of ATP Automotive, Inc. (ATP), a subsidiary of Applied Tech, LLC, a Delaware limited liability company. ATP, comprised of subsidiaries Michigan Rubber Products (MRP) and WEK Industries (WEK), is a manufacturer of molded rubber products for the automotive industry with approximately 600 employees, two manufacturing facilities in Michigan and Ohio, and 2003 sales of approximately $60 million. Total purchase price was $60 million, which includes the assumption of ATP debt outstanding as of the date of acquisition. The acquisition was financed using a portion of the proceeds from a new $225 million Credit Facility which the Company entered into on February 27, 2004 (see Long-Term Debt and Credit Agreements footnote). The purchase price will be allocated to the assets acquired and liabilities assumed based upon their estimated fair values during 2004 when appraisals, other studies and additional information become available. The results of ATP will be included in the consolidated results of operations of the Company from the date of acquisition.

Translation of Foreign Currencies

All balance sheet accounts of consolidated foreign subsidiaries are translated at the current exchange rate as of the end of the accounting period and income statement items are translated at an average currency exchange rate. The resulting translation adjustment is recorded in other comprehensive income as a separate component of shareholders' equity.

Financial Instruments

Financial instruments, consisting of trade and notes receivable, and long-term debt, including borrowings at variable interest rates, are considered to have a fair value which approximates carrying value at December 31, 2003.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk primarily consist of trade accounts receivable. The concentration of accounts receivable credit risk is generally limited based on the Company's diversified operations, with customers spread across many industries and countries. No single customer accounts for more than two percent of total sales and no country, outside of the United States, accounts for more than ten percent of total sales. In addition, management has established certain requirements that customers must meet before credit is extended. The financial condition of customers is continually monitored and collateral is usually not required.

Inventories

Inventories are stated at the lower of cost or market. For approximately 34 percent of its inventories, the Company uses the last-in, first-out (LIFO) method of determining cost. All other inventories are valued at the first-in, first-out (FIFO) method of determining cost.

If the FIFO method of inventory cost valuation had been used exclusively by the Company, inventories would have been $4,074,000, $4,455,000 and $3,731,000 higher than reported at December 31, 2003, 2002 and 2001, respectively.

Property, Plant and Equipment

Property, plant and equipment are carried at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization on the basis of the straight-line method over the estimated useful lives of the assets as follows:

Buildings	20 to 30 years
Leasehold Improvements	7 to 10 years
Machinery & Equipment	3 to 10 years
Vehicles	1 to 3 years

Long-Lived Assets

The Company reviews its long-lived assets and identifiable intangible assets with finite lives for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Measurement of the amount of impairment may be based on appraisal, market values of similar assets or discounted future cash flows resulting from the use and ultimate disposition of the asset. There were no impairment charges recorded in connection with the long-lived assets in 2003, 2002 or 2001.

Revenue Recognition

The Company recognizes revenue from sales when goods are shipped and title has passed to the customer.

Summary of Significant Accounting Policies (cont.)

Income Taxes

Deferred income taxes are provided to recognize differences between financial statement and income tax reporting, principally for depreciation, non-deductible reserves and certain valuation allowances. No provision is made for U.S. income taxes on the unremitted earnings of foreign subsidiaries as the Company's intention is to indefinitely reinvest these earnings in the operations of these subsidiaries.

Goodwill and Intangible Assets

Effective January 1, 2002, the Company adopted the provisions of SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that all business combinations be accounted for by the purchase method and that certain acquired intangible assets be recognized as assets apart from goodwill. No reclassification of intangible assets apart from goodwill was necessary as a result of the Company adopting the new standard.

Under the provisions of SFAS No. 142, the Company was required to perform a transitional goodwill impairment test within six months of adopting the new standard and to test for impairment on at least an annual basis thereafter. The Company conducts its annual impairment assessment as of October 1. For purposes of impairment testing, the Company determines the fair value of its reporting units using discounted cash flow models and relative market multiples for comparable businesses. The Company compares the fair value of each of its reporting units to their respective carrying values, including related goodwill. These tests resulted in no impairment to the recorded amounts of goodwill in 2003 and 2002.

In accordance with SFAS No. 142, the Company discontinued the amortization of goodwill effective January 1, 2002, at which time accumulated amortization was $30.7 million. Had goodwill amortization not been recorded in 2001, income before taxes would have increased $9.2 million, while net income would have increased $7.1 million to $22.3 million and net income per share would have increased by $.24.

Net Income Per Share

Net income per share, as shown on the Statements of Consolidated Income, is determined on the basis of the weighted average number of common shares outstanding during the year, and for all periods shown basic and diluted earnings per share are identical. During the year ended December 31, 2002, the Company declared a five-for-four stock split and for the year ended December 31, 2001, the Company paid a ten percent stock dividend. All per share data has been adjusted for the stock split and stock dividends.

Stock Compensation

The Company accounts for stock compensation arrangements using the intrinsic value in Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." In accordance with the intrinsic value method, the Company has not recognized any expense related to stock options, as options have only been granted with an exercise price equal to the market value of the shares at the date of the grant.

The alternative policy in SFAS No. 123, "Accounting for Stock Based Compensation," provides that compensation expense be recognized based on the fair value of the options awarded, determined by an option pricing model. If the Company had recognized compensation expense using the fair value method under SFAS No. 123 rather than APB 25, net income would not have been materially different than reported amounts and earnings per share would be identical for 2003, 2002 and 2001. In calculating the compensation expense under SFAS No. 123, the Company uses a Black Scholes option pricing model and assumes that all options will vest and be exercised at the expiration date of the grant. Other assumptions used in calculating the compensation expense for options granted in 2003 include a dividend yield of 2.3 percent, a risk free interest rate of 3.875 percent and a volatility measure based on the Company's stock beta of .85.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock Based Compensation-Transition and Disclosure," as an amendment to SFAS No. 123. SFAS No. 148 provides for alternative methods of transition for a voluntary change to the fair value based method of accounting for stock based employee compensation. In addition, SFAS No.148 amends the disclosure requirements to require prominent disclosure in both interim and annual financial statements about the method of accounting used for stock based employee compensation and the effect of the method on reported results. The Company adopted the disclosure provisions of SFAS No. 148 effective December 31, 2002.

Retirement Plans

The Company and certain of its subsidiaries have pension and profit sharing plans covering substantially all of their employees. Two plans are defined benefit plans with benefits primarily based upon a fixed amount for each completed year of service as defined. The Company uses a measurement date of December 31 for both of its defined benefit plans.

For the Company's defined benefit plans, the net periodic pension cost was as follows:

	2003	2002	2001
Service cost	**$198,305**	$188,990	$179,192
Interest cost	**319,292**	303,202	288,493
Expected return on assets	**(239,885)**	(261,029)	(291,192)
Amortization of transition obligation	**(2,945)**	(2,942)	2,525
Amortization of prior service cost	**42,776**	42,776	42,776
Amortization of net loss	**76,748**	14,032	--
Net periodic pension cost	**$394,291**	$285,029	$221,794

The reconciliation of changes in projected benefit obligations are as follows:

	2003	2002	2001
Benefit obligation at beginning of year	**$4,884,755**	$4,485,321	$3,980,688
Service cost	**198,305**	188,990	179,192
Interest cost	**319,292**	303,202	288,493
Plan amendments	**--**	--	--
Actuarial loss	**455,307**	66,248	190,309
Benefits paid	**(173,472)**	(159,006)	(153,361)
Benefit obligation at end of year	**$5,684,187**	$4,884,755	$4,485,321

The assumptions used to determine the net periodic benefit cost and benefit obligations are as follows:

	2003	2002
Discount rate	**6.00%**	6.75%
Expected long-term return on Plan Assets	**8.00%**	8.00%

Future benefit increases were not considered, as there is no substantive commitment to increase benefits. The expected long-term rate of return assumption is based on the actual historical rate of return on assets adjusted to reflect recent market conditions and future expectations consistent with the Company's current asset allocation and investment policy.

The following table reflects the change in fair value of the plans' assets:

	2003	2002	2001
Fair value of plan assets at beginning of year	**$2,843,312**	$3,199,226	$3,744,411
Actual return on plan assets	**766,459**	(550,240)	(380,259)
Company contribution	**535,000**	369,000	6,435
Expenses paid	**(33,362)**	(15,668)	(18,000)
Benefits paid	**(173,472)**	(159,006)	(153,361)
Fair value of plan assets at end of year	**$3,937,937**	$2,843,312	$3,199,226

Retirement Plans (cont.)

The weighted average asset allocations for the Company's defined benefit plans at December 31, 2003 and 2002, are as follows:

	2003	2002
Equities securities	**82%**	76%
Debt securities	**17**	21
Cash	**1**	3
Total	**100%**	100%

The Company's investment policy related to the defined benefit plans is to provide for aggressive capital growth with moderate income production. Capital growth through equity exposure is emphasized which is balanced with small to moderate use of fixed income investments. Equity exposure is limited to a maximum of 85 percent of the total portfolios.

The following table provides a reconciliation of the funded status of the plans, both of which were underfunded at December 31, 2003 and 2002:

	2003	2002
Funded status	**($1,746,250)**	($2,041,443)
Unrecognized liability	**--**	(2,946)
Unrecognized prior service cost	**318,925**	361,702
Unrecognized net loss	**1,471,748**	1,586,401
Net amount recognized	**$44,423**	($96,286)

Under the provisions of SFAS No. 87, the Company recorded an additional minimum pension liability of $1,790,673 at December 31, 2003, of which $1,471,748 has been recorded as a component of accumulated other comprehensive income and $318,925 as an intangible pension asset. The accumulated benefit obligation for the defined benefit plans was $5,684,187 and $4,884,755 at December 31, 2003 and 2002, respectively. The Company expects to contribute approximately $996,000 to its defined benefit pension plans in 2004.

A profit sharing plan is maintained for the Company's U.S. based employees, not covered under defined benefit plans, who have met eligibility service requirements. The amount to be contributed by the Company under the profit sharing plan is determined at the discretion of the Board of Directors. Profit sharing plan expense was $1,450,000, $1,700,000, and $1,500,000 for the years 2003, 2002 and 2001, respectively. In addition, the Company has a Supplemental Executive Retirement Plan (SERP) to provide participating senior executives with retirement benefits in addition to amounts payable under the profit sharing plan. Expense related to the SERP was $1,044,000, $253,000 and $108,000 for the years 2003, 2002 and 2001, respectively. The SERP is unfunded.

Long-Term Debt and Credit Agreements

Long-term debt at December 31, consisted of the following:

	2003	2002
Revolving credit agreement	**$98,900,919**	$174,179,776
Term loan	**--**	41,500,000
Senior notes	**100,000,000**	--
Industrial revenue bonds	**4,000,000**	4,000,000
Other	**12,553,909**	13,233,104
	215,454,828	232,912,880
Less current portion	**4,452,137**	20,690,265
	$211,002,691	$212,222,615

At December 31, 2003, the Company had a Multi-Currency Loan Agreement with a group of banks providing a revolving credit facility in five currencies up to $228 million. At December 31, 2003, the amount borrowed was $89.0 million U.S. dollars and $9.9 million Canadian dollars at an average interest rate of 3.07 percent.

On February 27, 2004, the Company entered into a new unsecured revolving credit facility (the Credit Facility) which enables the Company to borrow up to $225 million, including up to $50 million available for multi-currency loans in freely traded foreign currencies. Borrowings under the new Credit Facility were used to refinance the Company's existing Multi-Currency Loan

Long-Term Debt and Credit Agreements (cont.)

Agreement, fund the acquisition of ATP Automotive, Inc., and for general corporate purposes. Interest is based on the Prime rate or Euro dollar rate (for U.S. or Canadian dollar loans) or Eurocurrency Rate (for other multi-currency loans) plus an applicable margin that varies depending on the Company's ratio of total debt to earnings before interest, taxes, depreciation and amortization (EBITDA). In addition, the Company pays a quarterly facility fee. The Credit Facility expires in February 2009.

In December 2003, the Company issued $100 million in Senior Unsecured Notes (the Notes) consisting of $65 million of notes with an interest rate of 6.08 percent and a 7 year maturity and $35 million with an interest rate of 6.81 percent and a 10 year maturity. Proceeds from the issuance of the Notes were used to pay down term loan and revolving credit facility borrowings outstanding at that time.

In addition, at December 31, 2003, the Company had $16.6 million of other long-term debt consisting of industrial revenue bonds, certain indebtedness of acquired companies, and in-country credit facilities for the Company's international operations. The weighted average interest rate on these amounts outstanding at December 31, 2003, was 4.01 percent.

The Credit Facility and Notes contain customary covenants including the maintenance of minimum consolidated net worth, certain financial ratios regarding leverage and interest coverage, and limitations on annual capital expenditures. The Company was in compliance with all of its debt covenant requirements at December 31, 2003.

Maturities of long-term debt under the loan agreements in place at December 31, 2003 for the five years ending December 31, 2008 were approximately $4,452,000 in 2004; $101,102,000 in 2005; $962,000 in 2006; $932,000 in 2007; and $894,000 in 2008.

Maturities of long-term debt, adjusted to reflect payments under the new Credit Facility, for the five years ending December 31, 2008 are approximately: $4,452,000 in 2004; $2,200,000 in 2005; $962,000 in 2006; $932,000 in 2007 and $894,000 in 2008.

Leases

The Company and certain of its subsidiaries are committed under non-cancelable operating leases involving certain facilities and equipment. Aggregate rental expense for all leased assets was $10,836,000, $9,395,000 and $9,493,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

Future minimum rental commitments for the next five years are as follows:

Year Ended December 31,	Commitment
2004	$9,491,000
2005	8,472,000
2006	6,616,000
2007	5,349,000
2008	4,974,000
Thereafter	3,887,000

Income Taxes

The effective tax rate was 33.8% in 2003, 40.6% in 2002 and 44.2% in 2001. A reconciliation of the Federal statutory income tax rate to the Company's effective tax rate is as follows:

	Percent of Pre-Tax Income		
	2003	2002	2001
Statutory Federal income tax rate	**35.0%**	35.0%	35.0%
State income taxes – net of Federal tax benefit	**3.1**	4.2	3.8
Foreign tax rate differential	**(4.7)**	1.1	2.1
Effect of non-deductible depreciation and amortization	**0.0**	0.0	2.3
Other	**0.4**	0.3	1.0
Effective tax rate for the year	**33.8%**	40.6%	44.2%

Income before income taxes was attributable to the following sources:

	(Dollars in thousands)		
	2003	2002	2001
United States	**$16,917**	$34,231	$23,799
Foreign	**7,730**	6,130	3,441
Totals	**$24,647**	$40,361	$27,240

Income taxes consisted of the following:

	(Dollars in thousands)					
	2003		2002		2001	
	Current	**Deferred**	Current	Deferred	Current	Deferred
Federal	**$2,904**	**$2,694**	$7,269	$3,921	$6,518	$2,140
Foreign	**163**	**1,376**	2,471	123	2,248	(455)
State and local	**839**	**345**	2,135	482	1,651	(53)
	$3,906	**$4,415**	$11,875	$4,526	$10,417	$1,632

Income Taxes (cont.)

Significant components of the Company's deferred taxes as of December 31, 2003 and 2002 are as follows:

	2003	2002
	(Dollars in thousands)	
Deferred income tax liabilities		
Property, plant and equipment	**$22,483**	$20,101
Tax deductible goodwill	**3,911**	2,206
Employee benefit trust	**602**	556
Other	**2,473**	1,641
	29,469	24,504
Deferred income tax assets		
Compensation	**3,683**	3,282
Inventory valuation	**1,150**	1,108
Allowance for uncollectible accounts	**817**	858
Non-deductible accruals	**1,895**	2,055
	7,545	7,303
Net deferred income tax liability	**$21,924**	$17,201

In addition, the Company has reserved the deferred tax benefit of certain tax loss carryforwards in foreign countries that if realized would reduce future income tax expense by approximately $6,504,000 at December 31, 2003 and $5,977,000 at December 31, 2002, respectively. Of these carryforwards at December 31, 2003, $2,451,000 expires in various years from 2004 through 2008, and $4,053,000 has no expiration date. The Company also has U.S. foreign tax credit carryforwards of approximately $800,000 expiring in 2004.

Stock Options

In 1999, the Company and its shareholders adopted the 1999 Stock Plan allowing the Board of Directors to grant key employees and Directors the right to purchase Common Stock of the Company at the market price on the date of grant. In general, options granted and outstanding permit 20 percent of the shares granted to be exercised after six months, with additional vesting of 20 percent exercisable each year thereafter, with the options expiring ten years from the date of grant. At December 31, 2003, there were 1,623,885 stock option shares available for future grant. The activity listed below covers the 1999 Stock Plan, the 1997 Incentive Stock Plan and the 1992 Stock Option Plan.

Options granted during the past three years:

Year	Shares	Price
2003	**243,150**	**$8.80 to $9.99**
2002	6,250	$12.32
2001	300,212	$8.36 to $10.40

Options exercised during the past three years:

Year	Shares	Price
2003	**33,260**	**$8.36 to $9.99**
2002	255,000	$8.18 to $9.92
2001	72,098	$8.55 to $9.83

In addition, options totaling 321,036 and 20,688 expired during the years ended December 31, 2003 and 2002, respectively. Options outstanding and exercisable at December 31, 2003, 2002 and 2001 were as follows:

Year	Outstanding	Range of Exercise Prices	Exercisable	Weighted Average Exercise Price
2003	**800,725**	**$8.18 to $13.90**	**488,369**	**$9.60**
2002	911,871	$8.18 to $15.78	675,288	$10.51
2001	1,181,309	$8.18 to $15.78	743,719	$10.03

Industry Segments

The Company's business units have separate management teams and offer different products and services. Using the criteria of SFAS No.131, these business units have been aggregated into two reportable segments; distribution of aftermarket repair products and services and manufacturing of polymer products. The aggregation of business units is based on management by the chief operating decision-maker for the segment as well as similarities of production processes, distribution methods and economic characteristics (e.g. average gross margin and the impact of economic conditions on long-term financial performance).

The Company's distribution segment is engaged in the distribution of equipment, tools and supplies used for tire

Industry Segments (cont.)

servicing and automotive underbody repair. The distribution segment operates domestically through 40 branches located in major cities throughout the United States and in foreign countries through export sales and businesses in which the Company holds an equity interest.

The Company's manufacturing segment designs, manufactures and markets a variety of polymer based plastic and rubber products. These products are manufactured primarily through the molding process in facilities throughout the United States and in Europe. Sales to external customers for manufactured plastic products were $453.0 million, $406.7 million and $411.1 million for fiscal years 2003, 2002 and 2001, respectively. Outside sales of manufactured rubber products were $49.8 million, $47.3 million and $46.0 million for fiscal years 2003, 2002 and 2001.

Operating income for each segment is based on net sales less cost of products sold, and the related selling, administrative and general expenses. In computing segment operating income, general corporate overhead expenses and interest expenses are not included. The identifiable assets of each segment include: accounts receivable, inventory, net fixed assets, goodwill, patents and other intangible assets. Corporate assets are principally land, buildings, computer equipment and cash.

Total sales from foreign business units and export were approximately $210.3 million, $182.5 million and $182.0 million for the years 2003, 2002 and 2001, respectively. There are no individual foreign countries for which sales are material. Long-lived assets in foreign countries consisting primarily of property, plant and equipment and goodwill were approximately $156.8 million at December 31, 2003 and $133.9 million at December 31, 2002. No single customer accounts for 10 percent or more of total company net sales or the net sales of either business segment.

(Dollars in thousands)

	2003	2002	2001
Net Sales			
Distribution of aftermarket repair			
products and services	**$158,317**	$154,028	$150,932
Manufacturing of polymer products	**517,311**	468,633	470,387
Intra-segment elimination	**(14,537)**	(14,670)	(13,369)
	$661,091	$607,991	$607,950
Income Before Income Taxes			
Distribution of aftermarket repair			
products and services	**$12,537**	$16,970	$14,733
Manufacturing of polymer products	**33,831**	45,091	40,597
Corporate	**(11,647)**	(9,890)	(9,391)
Interest expense—net	**(10,074)**	(11,810)	(18,699)
	$24,647	$40,361	$27,240
Identifiable Assets			
Distribution of aftermarket repair			
products and services	**$44,077**	$50,934	$48,993
Manufacturing of polymer products	**576,261**	545,970	528,775
Corporate	**1,644**	6,008	4,558
Intra-segment elimination	**(355)**	(430)	(160)
	$621,627	$602,482	$582,166
Capital Additions, Net			
Distribution of aftermarket repair			
products and services	**$46**	$52	$29
Manufacturing of polymer products	**19,025**	27,895	24,950
Corporate	**939**	442	206
	$20,010	$28,389	$25,185
Depreciation			
Distribution of aftermarket repair			
products and services	**$383**	$433	$483
Manufacturing of polymer products	**33,684**	33,390	32,172
Corporate	**711**	727	706
	$34,778	$34,550	$33,361

	2003	2002	2001	2000
Operations for the Year				
Net sales	**$661,091,504**	$607,991,158	$607,950,431	$652,659,900
Cost and expenses				
Cost of sales	**460,803,695**	406,572,783	403,011,346	435,081,945
Selling	**98,536,272**	88,407,389	88,020,857	85,632,525
General and administrative	**67,030,583**	60,840,409	70,979,067	68,675,568
Interest—net	**10,074,438**	11,809,749	18,699,142	22,360,255
	636,444,988	567,630,330	580,710,412	611,750,293
Income before income taxes	**24,646,516**	40,360,828	27,240,019	40,909,607
Income taxes	**8,321,000**	16,401,000	12,049,000	16,909,000
Net income	**$16,325,516**	$23,959,828	$15,191,019	$24,000,607
Net income per share*	**$.54**	$.80	$.51	$.80
Financial Position—at Year End				
Total assets	**$621,626,806**	$602,482,330	$582,166,378	$622,103,970
Current assets	**207,933,141**	201,140,357	196,618,597	219,307,253
Current liabilities	**94,175,498**	117,368,956	104,899,238	112,890,230
Working capital	**113,757,643**	83,771,401	91,719,359	106,417,023
Other assets	**229,849,237**	210,546,946	194,811,960	201,291,971
Property, plant and equipment—net	**183,844,428**	190,795,027	190,735,821	201,504,746
Less:				
Long-term debt	**211,002,691**	212,222,615	247,145,234	284,273,097
Deferred income taxes	**21,924,269**	17,201,131	12,595,697	11,037,935
Shareholders' Equity	**$294,524,348**	$255,689,628	$217,526,209	$213,902,708
Common Shares outstanding*	**30,183,256**	30,071,736	29,809,618	29,686,266
Book value per Common Share*	**$9.76**	$8.50	$7.30	$7.21
Other Data				
Dividends paid	**$6,026,349**	$5,878,169	$5,454,870	$4,969,876
Dividends paid per Common Share*	**.20**	.20	.18	.17
Average Common Shares outstanding during the year*	**30,125,533**	29,971,843	29,752,373	29,828,210

** Adjusted for the five-for-four stock split distributed in August, 2002; the ten percent stock dividends paid in August, 2001; August, 2000; August, 1999; August, 1997; and August, 1995; the five-for-four stock split distributed in August, 1994; and the ten percent stock dividend paid in August, 1993.*


NET SALES
$ Millions
245.1
274.1
300.7
320.9
339.6
392.0
580.8
652.7
608.0
608.0
661.1
93
94
95
96
97
98
99
00
01
02
03


NET INCOME
$ Millions
15.4
17.8
16.0
21.0
22.3
28.7
31.2
24.0
15.2
24.0
16.3
93
94
95
96
97
98
99
00
01
02
03

1999	1998	1997	1996	1995	1994	1993
$580,760,740	$392,019,900	$339,625,585	$320,943,771	$300,699,109	$274,054,163	$245,136,189
367,635,460	256,506,103	232,376,615	219,152,386	206,050,902	183,890,614	163,794,129
83,352,607	47,959,466	39,322,295	36,170,478	33,973,656	32,238,245	30,428,260
60,265,518	38,181,368	29,613,322	29,720,351	32,834,285	27,258,865	24,373,483
15,205,809	887,873	247,570	285,290	784,427	620,276	1,091,590
526,459,394	343,534,810	301,559,802	285,328,505	273,643,270	244,008,000	219,687,462
54,301,346	48,485,090	38,065,783	35,615,266	27,055,839	30,046,163	25,448,727
23,125,000	19,806,000	15,727,000	14,612,000	11,087,000	12,215,000	10,054,000
$31,176,346	$28,679,090	$22,338,783	$21,003,266	$15,968,839	$17,831,163	$15,394,727
$1.02	$.94	$.73	$.68	$.52	$.58	$.52
$600,409,632	$306,707,788	$224,077,922	$207,121,727	$193,603,873	$172,026,887	$152,386,302
206,990,990	153,650,201	107,426,627	106,309,880	101,087,297	94,724,955	78,922,479
102,244,419	51,233,510	39,643,522	36,853,013	32,372,026	34,093,593	24,380,541
104,746,571	102,416,691	67,783,105	69,456,867	68,715,271	60,631,362	54,541,938
203,923,134	43,614,594	26,100,386	20,151,914	23,086,827	15,923,620	15,769,611
189,495,508	109,442,993	90,550,909	80,659,933	69,429,749	61,378,312	57,694,212
280,103,906	48,832,240	4,261,257	4,569,396	13,335,191	4,154,646	10,654,650
10,314,490	3,953,185	3,496,196	3,254,327	2,713,106	2,869,976	2,064,399
$207,746,817	$202,688,853	$176,676,947	$162,444,991	$145,183,550	$130,908,672	$115,286,712
30,231,013	30,509,949	30,411,513	30,845,895	30,940,128	30,801,188	30,758,183
$6.87	$6.64	$5.81	$5.27	$4.69	$4.25	$3.75
$4,626,471	$4,027,721	$3,529,921	$3,049,642	$2,577,154	$2,326,964	$2,058,288
.15	.13	.11	.10	.08	.08	.07
30,502,466	30,454,614	30,726,728	30,977,659	30,876,708	30,801,700	29,642,640

NET INCOME PER SHARE

$ Dollars



.52
.58
.52
.68
.73
.94
1.02
.80
.51
.80
.54
93
94
95
96
97
98
99
00
01
02
03

SHAREHOLDERS' EQUITY

$ Millions



115.3
130.9
145.2
162.4
176.7
202.7
207.7
213.9
217.5
255.7
294.5
93
94
95
96
97
98
99
00
01
02
03

We have audited the accompanying statement of consolidated financial position of Myers Industries, Inc. (an Ohio Corporation) and Subsidiaries as of December 31, 2003 and the related statements of consolidated income, shareholders' equity and comprehensive income and cash flows for the two years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of Myers Industries, Inc. and Subsidiaries as of December 31, 2001 and for the year then ended were audited by other auditors who have ceased operations and whose report dated February 15, 2002, expressed an unqualified opinion on those statements before the revisions described below and in the Goodwill and Intangible Assets note and the 2002 restatement adjustment for the retroactive effect of the five-for-four stock split described below and in the Net Income Per Share note.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Myers Industries, Inc. and Subsidiaries at December 31, 2003 and 2002 and the consolidated results of their operations and their cash flows for the two years ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

As explained in the Goodwill and Intangible Assets note, effective January 1, 2002, the Company changed its method of accounting for goodwill.

As discussed above, the financial statements of Myers Industries, Inc. as of December 31, 2001, and for the year then ended were audited by other auditors who have ceased operations. As described in the Goodwill and Intangible Assets note, these financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, which was adopted by the Company as of January 1, 2002. Our audit procedures with respect to the disclosures for 2001 in the Goodwill and Intangible Assets note included (a) agreeing the previously reported net income and net income per share to the previously issued financial statements and the adjustments to those amounts representing amortization expense (including any related tax effects) recognized in the period related to goodwill to the Company's underlying records obtained from management, and (b) testing the mathematical accuracy of the calculation of adjusted net income. Also, as described in the Net Income Per Share note, in 2002 the Company's Board of Directors approved a five-for-four stock split, and all references to the number of shares, per share information and the number of stock options in the financial statements have been adjusted to reflect the stock split on a retroactive basis. We audited the adjustments that were applied to restate the number of shares and per share information and the number of stock options reflected in the 2001 financial statements. Our procedures included (a) agreeing the authorization for the five-for-four stock split to the Company's underlying records obtained from management, and (b) testing the mathematical accuracy of the restated number of shares, net income per share, stock option information and all other per share amounts.

In our opinion, the disclosures for 2001 in the Goodwill and Intangible Assets note are appropriate and the adjustments to reflect the five-for-four stock split are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2001 financial statements of the Company other than with respect to such disclosures and adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2001 financial statements taken as a whole.

Ernst + Young LLP

Akron, Ohio
February 12, 2004

Forward-Looking Statements Disclosure

Statements contained in this report concerning the Company's goals, strategies, and expectations for business and financial results may be "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and are based on current indicators and expectations. Whenever you read a statement that is not simply a statement of historical fact (such as when we describe what we "believe," "expect," or "anticipate" will occur, and other similar statements), you must remember that our expectations may not be correct, even though we believe they are reasonable. We do not guarantee that the transactions and events described will happen as described (or that they will happen at all).

You should read this report with the understanding that actual future results may be materially different from what we expect. Many of the factors that will determine these results are beyond our ability to control or predict. You are cautioned not to put undue reliance on any forward-looking statement. We do not intend, and undertake no obligation, to update these forward-looking statements.

These statements involve a number of risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the applicable statements. Such risks include, but are not limited to:

(1) Fluctuations in product demand and market acceptance
(2) Uncertainties associated with the general economic conditions in our domestic and international markets
(3) Foreign currency risks
(4) Interest rate fluctuations
(5) Increased competition in our markets
(6) Changes in seasonality
(7) Our ability to make successful acquisitions
(8) Difficulties in manufacturing operations
(9) Our degree of leverage and uncertainties associated with servicing our debt
(10) Raw material availability
(11) Fluctuations in raw material costs
(12) Changes in laws or regulations and approvals and decisions of courts, regulators, and governmental bodies

Board of Directors

Keith A. Brown
President and Chief Executive Officer
Chimera Corp.

Karl S. Hay
Retired from Brouse McDowell
A Legal Professional Association

Richard P. Johnston
Private Equity Investor

Michael W. Kane
President and Chief Executive Officer
M. Kane & Company, Inc.

Edward W. Kissel
President and Chief Executive Officer
Kissel Group Ltd.

Stephen E. Myers
Chairman and Chief Executive Officer

Richard L. Osborne
Professor for the Practice of Management
Case Western Reserve University

Jon H. Outcalt
Chairman, Federal Process Corporation

Milton I. Wiskind
Vice Chairman and Secretary

Corporate Officers

Stephen E. Myers
Chairman and Chief Executive Officer

John C. Orr
President and Chief Operating Officer

Milton I. Wiskind
Vice Chairman and Secretary

Gregory J. Stodnick
Vice President-Finance and Chief Financial Officer

Jean-Paul Lesage
Vice President

Kevin C. O'Neil
General Counsel and Assistant Secretary

Annual Meeting

The Annual Meeting of Shareholders will be held on Wednesday, April 21, 2004, at 9:00 a.m. in the Company's L.S. Myers Training Center, 1554 South Main Street, Akron, Ohio. For more information, please call (330) 253-5592.

Company Headquarters

Myers Industries, Inc.
1293 South Main Street
Akron, Ohio 44301
Tel: (330) 253-5592

Web Site: www.myersind.com

Myers Industries' home page provides detailed information about the company, including:

- Stock prices and charting from the NYSE;
- Downloadable Annual Report PDF files;
- SEC Filings;
- Recent press releases;
- Myers' products, services, and markets;
- Historical information about Myers; and
- Information order form to obtain current financial and investor-related information.

Common Stock

Traded on the
New York Stock Exchange


MYE
LISTED
NYSE.

Dividend Reinvestment Plan

Shareholders have a convenient opportunity to automatically reinvest cash dividends and make voluntary cash investments in the Company's stock through the Dividend Reinvestment Plan. Participating shareholders pay no brokerage commissions or other charges on purchases of shares under the Plan; all such commissions and charges are paid by the Company.

For full details about participating in the Dividend Reinvestment Plan, please contact Garee Daniska, Assistant Treasurer, Myers Industries, Inc., 1293 South Main Street, Akron, Ohio 44301.

Transfer Agent & Registrar

National City Bank is the Company's transfer agent and registrar. Please contact National City directly with all requests to:

- Transfer stock;
- Change name or address;
- Replace lost stock certificates or dividend checks;
- Consolidate accounts;
- Eliminate multiple mailings; and
- Obtain statements of holdings.

Shareholder Services Contact:
National City Bank
Corporate Trust Operations
Locator 5352
P. O. Box 92301
Cleveland, OH 44193-0900
Tel: (800) 622-6757
Fax: (216) 257-8508

Mail Courier Contact:
National City Bank
Corporate Trust Operations
Locator 5352
3rd Floor - North Annex
4100 West 150th Street
Cleveland, OH 44135-1385

Dividend Reinvestment & Employee Stock Purchase Plan Services:
National City Bank
Corporate Trust Operations
Locator 5352
P. O. Box 94946
Cleveland, OH 44101-4946
Tel: (800) 622-6757
Fax: (216) 257-8367

Form 10-K Requests

A copy of the Company's 2003 Annual Report on Form 10-K is available at our website or upon written request to:

Gregory J. Stodnick
Vice President-Finance & CFO
Myers Industries, Inc.
1293 South Main Street
Akron, Ohio 44301

National Association of Investors Corporation (NAIC)

Myers Industries is a corporate member of the National Association of Investors Corporation (NAIC), the world's largest individual shareholder membership group. Myers participates in NAIC regional and national events.

Auditors

Ernst & Young LLP
222 South Main Street, Suite 300
Akron, Ohio 44308

Shareholder Contacts

Gregory J. Stodnick
Vice President-Finance & CFO

Max R. Barton II
Investor Relations Manager

Myers Industries, Inc. • 1293 S. Main Street • Akron, Ohio 44301
Telephone: (330) 253-5592 • Fax: (330) 761-6156

A Focused Business Approach for Growth. . .

- Concentrate on markets where our products and expertise create profit opportunities for our customers and ourselves.
- Achieve leadership in key product areas through breadth of offering, consistent quality, and superior customer service.
- Drive internal growth with new products, line extensions, and new technology.
- Leverage brand equity and capabilities to increase business with existing customers and cultivate new ones.
- Acquire complementary businesses with potential for long-term growth.
- Respond to opportunities that present themselves and work to protect that which has been gained.

. . .Supported by Strong Fundamentals to Increase Benefits for Our Customers and Our Shareholders:

- Long-Term Approach to Business
- Consistent Quality
- Multiple Growth Platforms
- Diverse Product Offering
- Complementary Acquisitions
- International Reach
- Brand Strength & Market Leadership
- Broad Manufacturing & Distribution Capabilities
- Superior Customer Service
- Product Innovation

Designed and produced in-house by
Myers Communications, Myers Industries, Inc.

70 years of Growth... Our 52nd year as a public company.


MYERS INDUSTRIES, INC.®

1293 South Main Street, Akron, Ohio 44301 | Tel: (330) 253-5592 | Fax: (330) 761-6156 | www.myersind.com